Prospectus Supplement No. 6 dated August 12, 2026	Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated March 2, 2026)	Registration No. 333-288656

Citius Oncology, Inc.

6,818,182 Shares of Common Stock underlying the Warrants

272,727 Shares of Common Stock Underlying the Placement Agent’s Warrants

This prospectus supplement updates, amends and supplements the prospectus dated March 2, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of the Post-Effective Amendment to the Registration Statement on Form S-1 (Registration No. 333-288656). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

As disclosed in our Current Report on Form 8-K filed on May 6, 2026, the 6,818,182 Warrants registered herein were exercised at a reduced exercised price of $0.90 per share pursuant to a warrant inducement agreement entered into by us and the holder and dated May 5, 2026. The net proceeds to the Company upon exercise of the Warrants was approximately $6.1 million. The 272,727 Placement Agent’s Warrants remain outstanding.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2026 (the “Form 8-K”) and our Quarterly Report on Form 10-Q filed with the SEC on August 14, 2026 (the “Form 10-Q”). Accordingly, we have attached the Form 8-K  and related exhibits and the Form 10-Q to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “CTOR.” The last reported closing price for our Common Stock on August 11, 2026, was $0.73 per share.

Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 8 of the Prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 12, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 7, 2026

Citius Oncology, Inc.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41534	99-4362660
(Commission File Number)	(IRS Employer Identification No.)

11 Commerce Drive, 1st Floor, Cranford, NJ	07016
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 967-6677

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CTOR	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) On August 7, 2026, the Board of Directors (the “Board”) of Citius Oncology, Inc. (the “Company”) expanded the number of directors serving on the Board to nine individuals and appointed Jonathan Peri, Ph.D., J.D. as a Class I member of the Board, effective August 10, 2026, to serve until the Company’s 2028 annual meeting of stockholders or until his successor is duly elected and qualified.

While the Board’s Corporate Governance and Nominating Committee has not formulated any specific minimum qualifications for director candidates, it has determined certain desirable characteristics including strength of character, mature judgment, career specialization, relevant technical skills, and independence. After conducting a broad and thorough process, the Corporate Governance and Nominating Committee recommended Dr. Peri for appointment to the Board.

The Board has determined that Dr. Peri is an independent director under the relevant SEC and Nasdaq Stock Market listing rules. Following Dr. Peri’s appointment, the Board remains majority independent. Dr. Peri will be compensated in accordance with the Company’s compensation program for independent directors, which is currently undergoing review by the Board.

Dr. Peri, 52, has served as President of Manor College since October 2015. He has served as an elected Commissioner of Middle States Commission on Higher Education (MSCHE), a premier university accrediting agency since July 2019 and was appointed Vice Chair in July 2026. Prior to Manor College, Dr. Peri was the Vice President and General Counsel for Neumann University from July 2006 to October 2015. Dr. Peri’s prior experiences include service as a nonprofit corporate legal counsel, former construction materials firm advisory director, former real estate broker, former political consultant, and former auto racing team leader. From March 2021 to March 2024, Dr. Peri served on the advisory board of First State Bank, the oldest bank in Texas, and was lead advisory director beginning in 2023. Dr. Peri received a B.A in Theology from Villanova University, a J.D. from Widener University, a doctorate in Organizational Leadership from Eastern University and an MLE Certificate from Harvard University.

There have been no transactions in which the Company has participated and in which Dr. Peri had a direct or indirect material interest that would be required to be disclosed under Item 404(a) of Regulation S-K.

A copy of the press release regarding the appointment of Dr. Peri to the Board is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated August 12, 2026.
104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 12, 2026	CITIUS ONCOLOGY, INC.

	By:	/s/ Leonard Mazur
Leonard Mazur
Chairman and Chief Executive Officer

 2

Exhibit 99.1

Citius Oncology Expands Board with Appointment of Independent Director Jonathan Peri

CRANFORD, N.J., August 12, 2026 — Citius Oncology, Inc. (“Citius Oncology”) (Nasdaq: CTOR), an oncology-focused biopharmaceutical company and majority-owned subsidiary of Citius Pharmaceuticals, Inc. (“Citius Pharma”) (Nasdaq: CTXR), today announced that its Board of Directors voted to appoint Jonathan Peri, Ph.D., J.D., as an additional independent director, effective August 10, 2026. Following a unanimous vote of approval by the Board, the appointment expands the Company’s Board of Directors to nine members.

Dr. Peri brings three decades of leadership across higher education, financial services, law, and corporate governance. He currently serves as President of Manor College and previously served as Vice President and General Counsel of Neumann University, where he was the institution’s chief legal officer. From 2021 to 2024, he served as lead advisory board director of First State Bank, the oldest state bank in Texas. He has also held fiduciary and governance roles across numerous government, education, and nonprofit boards. His background spans strategic planning, fundraising, real estate, and legal and regulatory oversight.

“We are pleased to welcome Jonathan to our Board,” said Leonard Mazur, Chairman and Chief Executive Officer of Citius Oncology. “As we build on the commercial launch of LYMPHIR® and scale the organization, Jonathan’s experience leading complex institutions and his disciplined, mission-focused approach to governance will strengthen our Board as we work to deliver long-term value for shareholders and patients.”

“I am honored to join the Citius Oncology Board at such a pivotal stage in the Company’s growth,” said Dr. Peri. “Citius Oncology is addressing a serious and underserved need in cutaneous T-cell lymphoma, and I look forward to contributing to the Board’s strategic oversight as the Company advances its mission of bringing innovative, targeted oncology therapies to patients.”

Dr. Peri earned his undergraduate degree from Villanova University, his law degree from Widener University, and his doctorate in Organizational Leadership from Eastern University. He holds a Management and Leadership in Education certificate from Harvard University and is an elected Commissioner of the Middle States Commission on Higher Education (MSCHE). His experience as a chief legal officer, his service on boards overseeing substantial financial assets, and his background in organizational governance are expected to strengthen the Board’s legal, regulatory, and financial oversight. The Board has determined that Dr. Peri qualifies as an independent director under applicable Nasdaq listing standards.

About Citius Oncology, Inc.

Citius Oncology, Inc. (Nasdaq: CTOR) is a platform to develop and commercialize novel targeted oncology therapies. In December 2025, Citius Oncology launched LYMPHIR, approved by the FDA for the treatment of adults with relapsed or refractory Stage I–III CTCL who had had at least one prior systemic therapy. Management estimates the initial CTCL market for LYMPHIR currently exceeds $400 million, is growing, and is underserved by existing therapies. Robust intellectual property protections that span orphan drug designation, complex technology, trade secrets and pending patents for immuno-oncology use as a combination therapy with checkpoint inhibitors would further support Citius Oncology’s competitive positioning. For more information, please visit www.citiusonc.com.

Forward-Looking Statements

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are made based on our expectations and beliefs concerning future events impacting Citius Oncology. You can identify these statements by the fact that they use words such as “will,” “anticipate,” “estimate,” “expect,” “plan,” “should,” and “may” and other words and terms of similar meaning or use of future dates. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock price. Factors that could cause actual results to differ materially from those currently anticipated are: our ability to maintain our culture and recruit, integrate and retain qualified personnel and advisors, including on our Board of Directors; our ability to successfully commercialize LYMPHIR and establish a sustainable revenue stream; the estimated markets for LYMPHIR and our product candidates and the acceptance thereof by any market; our ability to use the latest technology to support our commercialization efforts for LYMPHIR; physician and patient acceptance of LYMPHIR in a competitive treatment landscape; our ability to raise additional money to fund our operations; our ability to regain compliance with Nasdaq’s continued listing standards; our ability to obtain, perform under and maintain third party agreements and relationships, including obtaining a new bulk drug substance supplier; risks relating to the results of research and development activities, including those from our existing and any new pipeline assets; early-stage clinical data may not be predictive of results from larger or later-stage studies; our ability to secure and maintain strategic partnerships and expand international access to LYMPHIR; our reliance on third-party logistics providers, distributors, and specialty pharmacies to support commercial operations; our ability to educate providers and payers, secure adequate reimbursement, and maintain uninterrupted product supply; post-marketing requirements and ongoing regulatory compliance related to LYMPHIR; the ability of LYMPHIR and our product candidates to impact the quality of life of our target patient populations; our ability to procure cGMP commercial-scale supply; risks related to our growth strategy; patent and intellectual property matters; government regulation; as well as other risks described in our Securities and Exchange Commission (“SEC”) filings. Accordingly, these forward-looking statements do not constitute guarantees of future performance, and you are cautioned not to place undue reliance on these forward-looking statements. Risks regarding our business are described in detail in our SEC filings which are available on the SEC’s website at www.sec.gov, including in Citius Oncology’s Annual Report on Form 10-K for the year ended September 30, 2025, filed with the SEC on December 23, 2025. These forward-looking statements speak only as of the date hereof, and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

Investor Contact:

Ilanit Allen

ir@citiuspharma.com

908-967-6677 x113

Media Contact:

STiR-communications

Greg Salsburg

Greg@STiR-communications.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 001-41534

Citius Oncology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	99-4362660
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

11 Commerce Drive, First Floor, Cranford, NJ	07016
(Address of principal executive offices)	(Zip Code)

(908) 967-6677

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, $0.0001 par value	CTOR	Nasdaq Capital Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 13, 2026, there were 92,981,204 shares of common stock, $0.0001 par value, of the registrant issued and outstanding (which number does not include any shares held in abeyance and shares underlying pre-funded warrants).

Citius Oncology, Inc.

FORM 10-Q

TABLE OF CONTENTS

June 30, 2026

i

EXPLANATORY NOTE

In this Quarterly Report on Form 10-Q, and unless the context otherwise requires, the “Company,” “Citius Oncology,” “we,” “us,” and “our” refer to Citius Oncology, Inc. and its wholly-owned subsidiary Citius Oncology Sub Inc. (“Citius Oncology Sub”) taken as a whole.

LYMPHIR® (denileukin diftitox) is our registered trademark. All other trade names, trademarks and service marks appearing in this quarterly report are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this report, appear with the trade name, trademark or service mark notice and then throughout the remainder of this report without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors discussed from time to time in this Report and in other documents which we file with the Securities and Exchange Commission (the “SEC”). In addition, such statements could be affected by risks and uncertainties related to:

●	our independent registered public accounting firm’s report includes an explanatory paragraph stating that there is substantial doubt about our ability to continue as a going concern;

●	our need for substantial additional funds and our ability to raise those funds;

●	our ongoing evaluation of strategic alternatives;

●	our ability to successfully commercialize LYMPHIR, including covering the costs of licensing payments, product manufacturing and other third-party goods and services;

●	our ability to regain compliance with the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”);

●	the ability of LYMPHIR or any of our future product candidates to impact the quality of life of our target patient populations;

●	the estimated markets for LYMPHIR or any of our future product candidates and the acceptance thereof by any market;

●	our ability to recognize the anticipated benefits of the August 2024 reverse merger whereby we became a standalone publicly-traded company and majority-owned subsidiary of Citius Pharmaceuticals, Inc. (“Citius Pharma”), which may not be realized fully, if at all, or may take longer to realize than expected;

●	our ability to procure cGMP commercial-scale supply;

●	our ability to obtain, perform under and maintain financing and strategic agreements and relationships;

●	our ability to manage and grow our business and execution of our business and growth strategies;

●	our ability to recruit and retain qualified management and technical personnel to carry out our operations; and

●	the other factors discussed in the “Risk Factors” section of our most recent Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 23, 2025.

Any forward-looking statements speak only as of the date on which they are made, and except as may be required under applicable securities laws, we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the filing date of this Report.

iii

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements.

CITIUS ONCOLOGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2026	September 30, 2025
Current Assets:
Cash and cash equivalents	$16,563,705	$3,924,908
Accounts receivable, net of allowances	686,235	—
Inventory	22,625,945	22,286,693
Prepaid expenses	2,831,280	1,331,280
Total Current Assets	42,707,165	27,542,881

Other Assets:
In-process research and development, net of accumulated amortization	69,385,938	73,400,000

Total Assets	$112,093,103	$100,942,881
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$7,315,516	$13,234,684
License payable	15,650,000	22,650,000
Accrued expenses	25,836,120	4,093,124
Due to related party	9,985,558	9,513,771
Total Current Liabilities	58,787,194	49,491,579

Notes payable, net of deferred financing costs	6,410,161	—
Deferred tax liability	2,710,643	2,784,960
Note payable to related party	3,800,111	3,800,111
Total Liabilities	71,708,109	56,076,650
Stockholders’ Equity:
Preferred stock - $0.0001 par value; 10,000,000 shares authorized: no shares issued and outstanding	—	—
Common stock - $0.0001 par value; 400,000,000 shares authorized at June 30, 2026 and September 30, 2025; 105,758,982 and 83,513,442 shares issued and outstanding at June 30, 2026 and September 30, 2025, respectively	10,576	8,351
Additional paid-in capital	145,481,984	108,897,836
Accumulated deficit	(105,107,566)	(64,039,956)
Total Stockholders’ Equity	40,384,994	44,866,231
Total Liabilities and Stockholders’ Equity	$112,093,103	$100,942,881

See notes to unaudited condensed consolidated financial statements.

CITIUS ONCOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND Nine months Ended June 30, 2026 and 2025 (Unaudited)

	Three Months Ended		Nine Months Ended
	June 30,	June 30,	June 30,	June 30,
	2026	2025	2026	2025
Revenues	$1,493,788	$—	$7,105,197	$—
Cost of revenues	(491,843)	—	(1,609,929)	—
Gross Profit	1,001,945	—	5,495,268	—

Operating Expenses
Research and development	218,496	938,277	2,316,202	5,342,198
Amortization of in-process research and development	1,720,312	—	4,014,062	—
General and administrative	4,219,163	1,881,447	30,704,141	7,446,753
Stock-based compensation – general and administrative	3,560,791	2,125,237	11,043,551	6,022,287
Total Operating Expenses	9,718,762	4,944,961	48,077,956	18,811,238

Operating Loss	(8,716,817)	(4,944,961)	(42,582,688)	(18,811,238)

Other Income (Expense)
Interest income	96,848	—	168,857	—
Gain on sale of New Jersey net operating losses	—	—	1,762,000	—
Amortization of deferred financing costs	(179,492)	—	(179,492)	—
Interest expense	(231,732)	(160,755)	(310,604)	(160,755)
Total Other Income (Expense), Net	(314,376)	(160,755)	1,440,761	(160,755)

Loss before Income Taxes	(9,031,193)	(5,105,716)	(41,141,927)	(18,971,993)
Income tax expense (benefit)	(107,347)	264,240	(74,317)	792,720

Net Loss	$(8,923,846)	$(5,369,956)	$(41,067,610)	$(19,764,713)

Net Loss Per Share - Basic and Diluted	$(0.08)	$(0.08)	$(0.42)	$(0.28)

Weighted Average Common Shares Outstanding
Basic and diluted (includes pre-funded warrants from the December 2025 offering)	107,890,452	71,552,402	98,413,989	71,552,402

 See notes to unaudited condensed consolidated financial statements.

CITIUS ONCOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND Nine months Ended June 30, 2026 and 2025

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity

Balance, September 30, 2025	-	$-	83,513,442	$8,351	$108,897,836	$(64,039,956)	$44,866,231

December 2025 sale of common stock and pre-funded warrants, net of costs of $2,872,989	-	-	1,284,404	129	15,125,360	-	15,125,489
Stock-based compensation expense	-	-	-	-	3,956,050	-	3,956,050
Net loss	-	-	-	-	-	(5,534,069)	(5,534,069)
Balance, December 31, 2025	-	-	84,797,846	8,480	127,979,246	(69,574,025)	58,413,701
Proceeds from exercise of pre-funded warrants	-	-	8,183,358	818	-	-	818
December 2025 offering costs	-	-	-	-	(62,765)	-	(62,765)
Stock-based compensation expense	-	-	-	-	3,526,710	-	3,526,710
Net loss	-	-	-	-	-	(26,609,695)	(26,609,695)
Balance, March 31, 2026	-	-	92,981,204	9,298	131,443,191	(96,183,720)	35,268,769
Net proceeds from exercise of warrants	-	-	12,777,778	1,278	9,728,722	-	9,730,000
Issuance of warrants for loan agreement	-	-	-	-	749,280	-	749,280
Stock-based compensation expense	-	-	-	-	3,560,791	-	3,560,791
Net loss	-	-	-	-	-	(8,923,846)	(8,923,846)
Balance, June 30, 2026	-	$-	105,758,982	$10,576	$145,481,984	$(105,107,566)	$40,384,994

Balance, September 30, 2024	-	$-	71,552,402	$7,155	$85,411,771	$(39,278,587)	$46,140,339
Stock-based compensation expense	-	-	-	-	1,808,478	-	1,808,478
Net loss	-	-	-	-	-	(6,659,205)	(6,659,205)
Balance, December 31, 2024	-	-	71,552,402	7,155	87,220,249	(45,937,792)	41,289,612

Stock-based compensation expense	-	-	-	-	2,088,572	-	2,088,572
Net loss	-	-	-	-	-	(7,735,552)	(7,735,552)
Balance, March 31, 2025	-	-	71,552,402	7,155	89,308,821	(53,673,344)	35,642,632

Stock-based compensation expense	-	-	-	-	2,125,237	-	2,125,237
Net loss	-	-	-	-		(5,369,956)	(5,369,956)
Balance, June 30, 2025	-	$-	71,552,402	$7,155	$91,434,058	$(59,043,300)	$32,397,913

See notes to unaudited condensed consolidated financial statements.

CITIUS ONCOLOGY, INC.

Condensed Consolidated STATEMENTS OF CASH FLOWS

FOR THE Nine months Ended June 30, 2026 and 2025

(Unaudited)

	2026	2025
Cash Flows From Operating Activities:
Net loss	$(41,067,610)	$(19,764,713)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	11,043,551	6,022,287
Amortization of in-process research and development	4,014,062	-
Amortization of deferred financing costs	179,492	-
Deferred income tax expense	(74,317)	792,720
Changes in operating assets and liabilities:
Accounts receivable, net of allowances	(686,235)	-
Inventory	(339,252)	(8,940,201)
Prepaid expenses	(1,500,000)	1,600,000
Accounts payable	(5,919,168)	4,955,797
Accrued expenses	19,980,496	8,458,554
Due to related party	471,787	6,875,556
Net Cash (Used In) Provided By Operating Activities	(13,897,194)	-
Cash Flows From Investing Activities
License payments	(7,000,000)	-
Net Cash Used In Investing Activities	(7,000,000)	-
Cash Flows From Financing Activities
Net proceeds from notes payable	9,635,000	-
Net proceeds from exercise of warrants and pre-funded warrants	9,730,818	-
Deferred Financing Costs	(892,551)
Net proceeds from issuance of common stock	15,062,724	-
Net Cash Provided by Financing Activities	33,535,991	-
Net Change in Cash and Cash Equivalents	12,638,797	-
Cash and Cash Equivalents – Beginning of Period	3,924,908	112
Cash and Cash Equivalents – End of Period	$16,563,705	$112
Supplemental Disclosures of Cash Flow Information and Non-cash Transactions:
Interest Paid	$212,794	$-
Warrants issued for loan agreement included in deferred financing costs	$749,280	$-
Deferred financing costs included in accrued expenses	$1,762,500	$-

See notes to unaudited condensed consolidated financial statements.

CITIUS ONCOLOGY, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE Nine months Ended June 30, 2026 and 2025

(Unaudited)

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Citius Oncology, Inc. (“Citius Oncology”, the “Company”, “we” or “us”) is a specialty pharmaceutical company dedicated to the development and commercialization of critical care products targeting unmet needs with a focus on oncology products. We have developed E7777 (denileukin diftitox), an approved oncology immunotherapy for the treatment of cutaneous T-cell lymphoma (“CTCL”), a rare form of non-Hodgkin lymphoma. We have obtained the trade name of LYMPHIR for E7777. Revenue commenced in December 2025 with the commercial launch of LYMPHIR.

Since our inception, we have devoted substantially all our efforts to business planning, research and development, and recruiting management and technical staff. We are subject to a number of risks common to companies in the pharmaceutical industry including, but not limited to, the Company’s ability to obtain additional financing, risks related to the development by the Company or its competitors of research and development stage products, market acceptance of any of its products approved for marketing, competition from larger companies, dependence on key personnel, dependence on key suppliers and strategic partners and the Company’s compliance with governmental and other regulations.

Since our inception, Citius Pharmaceuticals, Inc. (“Citius Pharma”) (Nasdaq: CTXR) has funded and continues to partially fund the Company. Citius Pharma and the Company are party to an amended and restated shared services agreement (the “A&R Shared Services Agreement”), which governs certain management and scientific services that Citius Pharma provides the Company.

Merger

On August 23, 2021, Citius Pharma formed Citius Acquisition Corp. (“SpinCo”) as a wholly-owned subsidiary in conjunction with the acquisition of LYMPHIR, which began operations in April 2022, when Citius Pharma transferred the assets related to LYMPHIR to SpinCo, including the related license agreement and asset purchase agreement (see Note 7).

On October 23, 2023, Citius Pharma and SpinCo entered into an agreement and plan of merger and reorganization (the “Merger Agreement”) with TenX Keane Acquisition, a Cayman Islands exempted company (“TenX”), and TenX Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of TenX (“Merger Sub”).

On August 12, 2024, pursuant to the terms and conditions of the Merger Agreement, Merger Sub merged with and into SpinCo, with SpinCo surviving as a wholly owned subsidiary of TenX (the “Merger”) which was subsequently renamed Citius Oncology Sub, Inc. Prior to closing of the Merger, TenX migrated to and domesticated as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and the Cayman Islands Companies Act (As Revised) (the “Domestication”). As part of the Domestication, TenX changed its name to “Citius Oncology, Inc.” (Nasdaq: CTOR). Immediately after the closing of the Merger, Citius Pharma owned approximately 92% of the outstanding shares of common stock of the Company. As of June 30, 2026, Citius Pharma owned approximately 62% of the outstanding shares of common stock of the Company.

While the Merger Sub was the legal acquirer of the Company, for accounting purposes, the Company was deemed to be the accounting acquirer. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the assets and liabilities of the Merger Sub, accompanied by a recapitalization. Total shares outstanding of the Company after the Merger and recapitalization increased to 71,552,402. The net assets of the merged entities are stated at historical cost, with no goodwill or other intangible assets recorded. Additionally, the historical financial statements of SpinCo became the historical financial statements of the Company.

The Merger, net amount of $2,753,795 charged to additional paid-in capital consists of $395,015 of net liabilities of TenX on the date of the Merger plus directly related transaction costs of $2,358,780.

As part of the Merger, Citius Pharma made capital investments in the Company through cash contributions of $3,827,944 to fund transactions related to the Merger and by reclassifying to additional paid-in capital intercompany receivables of $33,180,961 that were due from the Company to Citius Pharma. Simultaneously, Citius Pharma advanced an additional $3,800,111 to the Company under the terms of a note payable (see Note 11).

Basis of Presentation and Summary of Significant Accounting Policies

Basis of Preparation - The accompanying unaudited condensed consolidated financial statements include the operations of Citius Oncology, Inc., and its wholly-owned subsidiary, Citius Oncology Sub, Inc., which was formed in connection with Merger. All significant inter-company balances and transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the condensed consolidated financial position of the Company as of June 30, 2026, and the results of its operations and cash flows for the three and nine months ended June 30, 2026 and 2025. The operating results for the three and nine months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending September 30, 2026. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025 filed with the Securities and Exchange Commission (“SEC”) on December 23, 2025.

Use of Estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates having relatively higher significance include the accounting for revenue recognition, in-process research and development, stock-based compensation, net realizable value of inventory and income taxes. Actual results could differ from those estimates and changes in estimates may occur.

Basic and Diluted Net Loss per Common Share - Basic and diluted net loss per common share applicable to common stockholders is computed by dividing net loss applicable to common stockholders in each period by the weighted average number of shares of common stock outstanding during such period. For the periods presented, common stock equivalents, consisting of stock options and warrants, were not included in the calculation of the diluted loss per share because they were anti-dilutive, with pre-funded warrants being included in the loss per share.

Recently Issued Accounting Standards

Other than as disclosed in our Form 10-K, we are not aware of any other recently issued accounting standards not yet adopted that may have a material impact on our financial statements.

2. GOING CONCERN UNCERTAINTY AND MANAGEMENT’S PLAN

The accompanying unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had a net loss of $41,067,610 for the nine months ended June 30, 2026. The Company has generated limited revenue, which commenced in December 2025, and had historically relied primarily on funding from Citius Pharma to finance its operations. At June 30, 2026, the Company had $16,563,705 in cash and a negative working capital of $16.1 million.

On May 5, 2026, Citius Oncology received net proceeds of approximately $9.7 million from the exercise of certain warrants (See Note 9).

The Company entered into a term loan agreement with two lenders for up to $25.0 million, with $10.0 million funded on May 6, 2026, up to $7.0 million available between October 1 and December 31, 2026, if certain net revenue and liquidity milestones are achieved, and up to $8.0 million available between January 1 and March 31, 2027, if certain additional net revenue milestones are achieved and a loan was drawn between October 1 and December 31, 2026. The loans bear interest at the greater of the prime rate plus 6% or 12.75% and are secured by all of the Company’s assets, subject to agreed exceptions. The loans mature on November 1, 2029 (See Note 8). We expect that we and Citius Pharma will have sufficient funds to continue our operations through November 2026. We will need to raise additional capital to support our operations beyond November 2026, which raises substantial doubt about our ability to continue as a going concern within one year after the date that the accompanying financial statements are issued.

The Company plans to continue to rely partially on funding from Citius Pharma, to raise capital through equity and debt financings, and to generate revenue from sales of LYMPHIR. Both the Company and Citius Pharma are actively engaged in capital raising efforts to extend the cash runway. The Company also has retained Jefferies LLC as its exclusive financial advisor in evaluating strategic alternatives aimed at maximizing shareholder value. There is no assurance, however, that Citius Pharma will have the resources to assist in funding the Company, that the Company will be successful in meeting the net revenue and liquidity milestones required under the loan agreement, or raising the needed capital and, if funding is available, that it will be available on terms acceptable to the Company or that the Company will find strategic partners or generate substantial revenue from the sale of LYMPHIR. The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of the above uncertainty.

3. REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

Revenue Recognition

We recognize revenue in accordance with the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. In determining the appropriate amount and timing of revenue to be recognized under this guidance, we perform the following five steps: (i) identify the contract(s) with our customer; (ii) identify the promised goods or services in the agreement and determine whether they are performance obligations, including whether they are distinct in the context of the agreement; (iii) measure the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations based on stand-alone selling prices; and (v) recognize revenue when (or as) we satisfy each performance obligation. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We distribute LYMPHIR in the U.S. through third party specialty distributors who are our customers. The third-party specialty distributors subsequently resell our product to health care providers, hospitals and infusion centers. Separately, we have or may enter into payment arrangements with various third-parties including government healthcare programs who provide coverage and or reimbursement for our product that have been prescribed to a patient. Through a regional distribution partner, we distribute LYMPHIR internationally as part of our Named Patient Program.

Net Revenues

We recognize net revenue from LYMPHIR sales, net of variable consideration and consideration payable to parties other than our customers consisting of estimates related to allowances for sales returns, government chargebacks, patient coupon programs, and specialty distributor fees. Revenue is generally recognized when the customer obtains control of the Company’s product, which occurs at a point in time, upon delivery based on the contractual shipping terms of a contract.

We estimate variable consideration using the expected value method, constrained to amounts for which it is probable that a significant reversal of cumulative revenue will not occur when uncertainties are resolved. Calculating certain of these items involves estimates and judgments based on sales or invoice data, contractual terms, historical or expected utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual allowance and our expectations regarding future utilization rates and channel inventory data. We review the adequacy of our provisions for all gross-to-net adjustments on a quarterly basis. Amounts reserved for these adjustments are made when trends or significant events indicate that adjustment is appropriate reflecting actual experience.

The Company elected the practical expedient in ASC 606-10-32-18 and does not assess whether a significant financing component exists for contracts in which payment is expected within one year. No other practical expedients were applied.

Gross-to-Net Adjustments

Specialty Distributor Fees

We pay fees for distribution services, such as fees for certain data that customers provide us. We estimate our customers will earn these fees and deduct these fees from gross product revenues at the time we recognize the related revenues.

Product Returns

Customers have the right to return products if they are damaged, defective, or expired, or as it is defined in their customer agreement. We have estimated product returns considering experience from similar products in the market, historical return patterns, sales data, and inventory levels in the distribution channel. These reserves are recorded in the same period the related revenue is recognized, resulting in a reduction of gross product revenue.

Chargebacks

Chargebacks will occur when federal agencies who we contract with, or may contract with, can purchase off the Federal Supply Schedule or when Public Health Service 340B covered entities purchase directly from our customers at discounted prices. Our customers then charge us the difference between their purchase price and the discounted price. We estimate chargebacks considering the terms of the applicable arrangement and our visibility regarding utilization. We record estimates for these chargebacks at the time of sale as deductions from gross product revenues, with corresponding adjustments to our accounts receivable reserves and allowances.

Co-payment Assistance

We offer co-payment assistance to patients with commercial insurance that have coverage and are allowed such co-payment assistance. We estimate the average co-payment assistance amounts for our products based on expected customer utilization and record estimates as a reduction from gross product revenue. The Company has deposited the estimated co-pay assistance amounts, which are reflected and included in the gross-to-net adjustments.

	Three Months Ended	Nine Months Ended
	June 30, 2026	June 30, 2026

Gross Product Revenue	$1,708,560	$8,591,040
Gross-to-net adjustments	214,772	1,485,843
Net Revenue	$1,493,788	$7,105,197

Accounts receivable

Accounts receivable is stated at amounts invoiced less allowances for distributor fees, chargebacks, and estimated returns. At June 30, 2026, these sales allowances totaled $690,090. On a periodic basis, the Company evaluates its accounts receivable to establish an allowance for doubtful accounts. The allowance reflects our current estimate of credit losses expected to occur over the life of the receivable. In developing our allowance for expected credit losses, we use assumptions to capture the risk of loss, even if remote, based on a number of factors including existing contractual payment terms, individual customer circumstances, historical payment patterns of our customers, a review of the local economic environment and its potential impact on expected future customer payment patterns. Our collection risk is mitigated to a certain extent by the fact that sales are collected in a reasonable period of time, allowing for the ability to reduce exposure on defaults if collection issues are identified. We update our allowance as necessary to reflect expected credit losses over the remaining accounts receivable that are past due. We do not currently expect our current or future exposures to credit losses to have a significant impact on us. The estimated allowance for expected credit losses was $0 as of June 30, 2026.

4. INVENTORY

Inventory is stated at the lower of actual accumulated costs or net realizable value related to the manufacturing of LYMPHIR commercial products, which became available for sale in December 2025. Cost is determined using the first-in, first-out (FIFO) method. No reserves against inventory were deemed necessary based on an evaluation of the product expiration dating. A summary of inventory is as follows:

	June 30, 2026	September 30, 2025
Finished goods	$15,673,980	$10,577,876
Work in process	6,951,965	11,708,817
Total	$22,625,945	$22,286,693

Cost of Revenues

Cost of goods sold consists of direct and indirect costs associated with manufacturing and distributing LYMPHIR. These costs include amounts paid to third-party contract manufacturing organizations for production-related services, including raw materials, drug substance, drug product manufacturing, fill-finish activities, certain testing, and packaging. Cost of goods sold also includes distribution, storage shipping, and handling fees, as well as royalties owed under the Company’s licensing arrangements.

5. PREPAID EXPENSES

Prepaid expenses at June 30, 2026 and September 30, 2025 include $2,531,280 and $1,331,280, respectively, of advance payments made for the preparation of long-lead time drug substance and product costs, respectively, which will be utilized in research and development activities or in the manufacturing of LYMPHIR for sales. Prepaid expenses at June 30, 2026 also include $300,000 for prepaid marketing costs.

6. IN-PROCESS RESEARCH AND DEVELOPMENT, NET

In process research and development consists of a beginning carrying value for LYMPHIR of $73,400,000 and a net balance of $69,385,938 at June 30, 2026. Amortization of in-process research and development commenced upon revenue generation in December 2025. For the three months ended June 30, 2026 and 2025, amortization was $1,720,312 and $0, respectively. For the nine months ended June 30, 2026 and 2025, amortization was $4,014,062 and $0, respectively. In-process research and development for LYMPHIR is being amortized as follows on a straight-line basis over the remaining FDA product exclusivity period which ends in August 2036. A summary of the expected future amortization expense for LYMPHIR in-process research and development is as follows:

Year Ending September 30,	Amount
2026 (excluding the nine months ended June 30, 2026)	$1,720,313
2027	6,881,250
2028	6,881,250
2029	6,881,250
2030	6,881,250
2031	6,881,250
Thereafter	33,259,375
Total	$69,385,938

7. PATENT AND TECHNOLOGY LICENSE AGREEMENTS

License Agreement with Eisai

In September 2021, Citius Pharma entered into an asset purchase agreement with Dr. Reddy’s Laboratories SA, a subsidiary of Dr. Reddy’s Laboratories, Ltd. (collectively, “Dr. Reddy’s”) and a license agreement with Eisai Co., Ltd. (“Eisai”) to acquire an exclusive license of E7777 (denileukin diftitox), an oncology immunotherapy for the treatment of CTCL, a rare form of non-Hodgkin lymphoma. Citius Pharma renamed E7777 as I/ONTAK and also obtained the trade name LYMPHIRTM for the product. Citius Pharma assigned these agreements to us effective April 1, 2022. The Company received a Biologics License Application (“BLA”) approval from the FDA for LYMPHIR in August 2024.

Under the terms of these agreements, Citius Pharma acquired Dr. Reddy’s exclusive license of E7777 from Eisai and other related assets owned by Dr. Reddy’s (which are now owned by Citius Oncology). The exclusive license includes rights to develop and commercialize E7777 in all markets except for Japan and certain parts of Asia. Eisai retains exclusive development and marketing rights for the agent in Japan, China, Korea, Taiwan, Hong Kong, Macau, Indonesia, Thailand, Malaysia, Brunei, Singapore, India, Pakistan, Sri Lanka, Philippines, Vietnam, Myanmar, Cambodia, Laos, Afghanistan, Bangladesh, Bhutan, Nepal, Mongolia, and Papua New Guinea. Citius Pharma paid Dr. Reddy’s a $40 million upfront payment, which represents the acquisition date fair value of the in-process research and development acquired from Dr. Reddy’s. Dr. Reddy’s is entitled to up to $40 million in development milestone payments related to CTCL approvals in the U.S. and other markets, up to $70 million in development milestones for additional indications, as well as commercial milestone payments and low double-digit tiered royalties on net product sales (within a range of 10% to 15%), and up to $300 million for commercial sales milestones. Citius Oncology also must pay on a fiscal quarter basis tiered royalties equal to low double-digit percentages of net product sales (within a range of 10% to 15%). The royalties will end on the earlier of (i) the 15-year anniversary of the first commercial sale of the latest indication that received regulatory approval in the applicable country and (ii) the date on which a biosimilar product results in the reduction of net sales in the applicable product by 50% in two consecutive quarters, as compared to the four quarters prior to the first commercial sale of the biosimilar product. Citius Oncology will also pay to Dr. Reddy’s an amount equal to a low-thirties percentage of any sublicense upfront consideration or milestone payments (or the like) received by us and the greater of (i) a low-thirties percentage of any sublicensee sales-based royalties or (ii) a mid-single digit percentage of such licensee’s net sales. Citius Pharma is a guarantor of Citius Oncology’s payment obligations under these agreements.

At the time of the FDA approval for LYMPHIR, a $27.5 million milestone payment became payable to Dr. Reddy’s under the terms of the asset purchase agreement for which a balance of $15,650,000 remains due as of June 30, 2026. Dr. Reddy’s agreed to a partial deferral without penalty of this milestone payment.

Under the license agreement, Eisai was due a $5.9 million milestone payment upon FDA approval, and additional commercial milestone payments related to the achievement of net product sales thresholds and an aggregate of up to $22 million related to the achievement of net product sales thresholds. Citius Oncology was also required to reimburse Eisai for up to $2.65 million of its costs to complete the Phase 3 pivotal clinical trial for LYMPHIR for the CTCL indication and reimburse Eisai for all reasonable costs associated with the preparation of a BLA for LYMPHIR. Eisai was responsible for completing the CTCL clinical trial, and chemistry, manufacturing, and controls (“CMC”) activities through the filing of the BLA for LYMPHIR with the FDA. We are responsible for development costs associated with potential additional indications.

On March 28, 2025, Citius Oncology and Eisai entered into a letter agreement that amended the license agreement to provide for a payment schedule to Eisai for the milestone payment and certain unpaid invoices. We agreed to pay Eisai $2,535,318 on July 15, 2025, $2,350,000 on the 15th of each of the subsequent four months, and make a final payment of $2,197,892 on or before December 15, 2025, in each case with interest on each obligation from its original due date through the date of payment at the rate of 2% per annum. During the nine months ended June 30, 2026, we recorded $112,270 in interest expense under the agreement. The parties released each other from any and all claims, losses, damages, costs and expenses that arise from or related to our failure to pay the milestone payment or the other incurred costs under the license agreement except for any claims arising out of a breach of the letter agreement. All other terms of the license agreement remain in full force and effect. On December 15, 2025, we paid Eisai the balance of the outstanding milestone approval fee and accumulated interest on the license fee. On March 30, 2026 we paid Eisai $500,000 against the accounts payable balance. At June 30, 2026, we owe Eisai for other unpaid invoices, consisting of $2,200,000 of accounts payable and $4,062,481 of accrued expenses.

The term of the license agreement will continue until the 10-year anniversary of the first commercial sale on a country-by-country basis. The first commercial sale in the United States occurred in December 2025. The term of the license may be extended for additional 10-year periods for all countries in the territory by notifying Eisai and paying an extension fee equal to $10 million. Either party may terminate the license agreement upon written notice if the other party is in material breach of the agreement, subject to cure within the designated time periods. Either party also may terminate the license agreement immediately upon written notice if the other party files for bankruptcy or takes related actions or is unable to pay its debts as they become due. Additionally, either party will have the right to terminate the agreement if the other party directly or indirectly challenges the patentability, enforceability or validity of any licensed patent.

Under the purchase agreement with Dr. Reddy’s, we are required to (i) use commercially reasonable efforts to make commercially available products in the CTCL indication, peripheral T-cell lymphoma indication and immuno-oncology indication, (ii) initiate two investigator initiated immuno-oncology trials (both of which have been initiated), (iii) use commercially reasonable efforts to achieve each of the approval milestones, and (iv) complete each specified immuno-oncology investigator trial on or before the four-year anniversary of the effective date of the definitive agreement. Additionally, we are required to commercially launch a product in a territory within six months of receiving regulatory approval for such product in each such jurisdiction; though approved in August 2024, Dr. Reddy’s waived the six-month requirement and the launch of LYMPHIR in December 2025 satisfied this requirement in the U.S.

As part of the definitive agreement with Dr. Reddy’s, Citius Pharma acquired method of use patents in which LYMPHIR is administered in combination with the programmed cell death protein 1 (“PD-1”) pathway inhibitor drug class. PD-1 plays a vital role in inhibiting immune responses and promoting self-tolerance through modulating the activity of T-cells, activating apoptosis of antigen-specific T cells and inhibiting apoptosis of regulatory T cells.

The following patents were acquired and subsequently transferred to us:

●	US Provisional Application No. 63/070,645, which was filed on August 26, 2020, and subsequently published as US 2022/0062390 A1 on March 3, 2022, entitled Methods of Treating Cancer.

●	International Patent Application Number: PCT/IB2021/0576733, which was filed with the World Intellectual Property Organization on August 23, 2021, and subsequently published as WO 2022/043863 A1 on March 3, 2022, entitled, Combination for Use in Methods of Treating Cancer.

8. LOAN AGREEMENT

June 30, 2026
Notes payable principal balance	$10,000,000
Deferred financing costs, net of accumulated amortization	(3,589,839)
Notes payable, net of deferred financing costs	$6,410,161

On May 5, 2026, the Company entered into a term loan agreement with two lenders for up to $25.0 million, with $10.0 million funded on May 6, 2026, up to $7.0 million available between October 1 and December 31, 2026, if certain net revenue and liquidity milestones are achieved, and up to $8.0 million available between January 1 and March 31, 2027, if certain additional net revenue milestones are achieved and a loan was drawn between October 1 and December 31, 2026.

The loans bear interest at the greater of the prime rate plus 6% or 12.75% and are secured by all of the Company’s assets, subject to agreed exceptions. The Company will pay interest only through November 2027 with subsequent monthly principal payments until maturity on November 1, 2029. A final payment of $1,062,500 is due at maturity. Interest expense for the loan for the three months ended June 30, 2026 was $198,333.

The Company issued five-year warrants to the lenders to purchase 1,111,111 shar es of Company common stock at an exercise price of $0.90 per share. The warrant shares were calculated based on 10% of the initial funding divided by $0.90 per share. The Company will issue additional warrant shares under the same formula, if additional funds are drawn under the agreement. The estimated fair value of the warrants issued to the lenders on May 5, 2026 was approximately $749,280 and was charged to deferred financing costs.

The lenders have the right, while any loan is outstanding, to convert up to $4.0 million of the outstanding loans into shares of common stock at $1.08 per share, subject to certain terms and conditions.

In addition, the Company granted the lenders the right to invest up to $1.0 million in any issuance of equity securities on the same terms offered to other investors in such financing transaction. The right terminates 30 days after the repayment in full of all of the obligations under the loan agreement.

In connection with the loan agreement, the Company paid deferred financing costs totaling $3,769,331. Deferred financing costs consist of commitment fees of $250,000, legal fees of $207,551, a final payment of $1,062,500, placement fees of $1,500,000, and the $749,280 fair value of the lenders’ warrants. Deferred financing costs are being amortized on a straight-line basis over the 42-month life of the loan agreement. Amortization expense for the three months ended June 30, 2026 was $179,492.

9. STOCKHOLDERS’ EQUITY

Authorized Capital Stock

The certificate of incorporation adopted on August 5, 2024, in connection with the Merger, authorized 110,000,000 shares, of which 100,000,000 shares are common stock with a par value of $0.0001, and 10,000,000 shares are preferred stock with a par value of $0.0001. On April 7, 2025, pursuant to Board and stockholder approval, the Company amended its Certificate of Incorporation to increase the authorized shares of common stock from 100,000,000 shares to 400,000,000 shares.

Common Stock Offerings

July 2025 Offering

On July 17, 2025, we sold 6,818,182 shares of common stock and warrants to purchase 6,818,182 shares of common stock, at $1.32 per share and accompanying warrant. The immediately exercisable five-year warrants had an initial exercise price of $1.32 per share. In connection with the December 10, 2025 offering (discussed below), we agreed to reduce the exercise price of the 6,818,182 warrants to $1.09 per share and extended the expiration date to January 20, 2031. Gross proceeds from the offering were approximately $9.0 million and net proceeds were $7,546,988, after deducting placement agent fees and other offering expenses. The estimated fair value of the warrants issued to the investors on July 17, 2025 was approximately $8,197,000. The estimated fair value of the repriced warrants issued to the investors as of December 8, 2025 was approximately $5,301,000. On May 6, 2026, all of the warrants were repriced to $0.90 per share and exercised in connection with the warrant inducement transaction. The estimated fair value of the repriced warrants issued to the investors as of May 6, 2026 was approximately $4,598,000.

In July 2025, we paid the placement agent a fee of 7.0% of the gross proceeds and expenses of $125,000 and granted the placement agent warrants to purchase 272,727 shares of common stock at an exercise price of $1.65 per share. The warrants are exercisable commencing on January 17, 2026 and expire on July 17, 2030. We also paid an additional 7.0% cash fee to a prior placement agent and issued warrants to purchase up to 477,273 shares of common stock at an exercise price of $1.65 per share. The placement agent warrants are exercisable commencing on August 17, 2025 and expire on July 17, 2030. The estimated fair value of the placement agent warrants was approximately $905,000.

September 2025 Offering

On September 10, 2025, we sold 5,142,858 shares of common stock and warrants to purchase 5,142,858 shares of common stock at $1.75 per share and accompanying warrant. The warrants are exercisable beginning on March 10, 2026 and expire on March 10, 2031 and had an initial exercise price of $1.84 per share. In connection with the December 10, 2025 offering (discussed below), Citius Oncology agreed to reduce the exercise price of the 5,142,858 warrants to $1.09 per share and extended the expiration date to January 20, 2031. Gross proceeds from the offering were approximately $9.0 million and net proceeds were $7,619,854, after deducting placement agent fees and other offering expenses. The estimated fair value of the warrants issued to the investors on September 10, 2025 was approximately $6,995,000. The estimated fair value of the repriced warrants issued to the investors as of December 8, 2025 was approximately $4,179,000. On May 6, 2026, all of the warrants were repriced to $0.90 per share and exercised in connection with the warrant inducement transaction. The estimated fair value of the repriced warrants issued to the investors as of May 6, 2026 was approximately $3,468,000.

In September 2025, we paid the placement agent a fee of 7.0% of the gross proceeds and expenses of $125,000. Additionally, we issued the placement agent warrants to purchase 205,714 shares of common stock at an exercise price of $1.92 per share. The warrants are exercisable commencing on March 10, 2026 and expire on March 10, 2031. We also paid an additional 7.0% cash fee to a prior placement agent and issued warrants to purchase up to 360,000 shares of common stock at an exercise price of $2.1875 per share. The placement agent warrants are exercisable commencing on March 10, 2026 and expire on March 10, 2031. The estimated fair value of the placement agent warrants was approximately $717,000.

December 2025 Offering

On December 10, 2025, we sold 1,284,404 shares of common stock and accompanying warrants to purchase 1,284,404 shares of common stock, at $1.09 per share and accompanying warrant, and additionally sold 15,229,358 pre-funded warrants and accompanying warrants to purchase 15,229,358 shares of common stock at $1.0899 per pre-funded warrant and accompanying warrant. Aggregate gross proceeds from the offering were approximately $18.0 million and net proceeds were $15,062,724, after deducting placement agent fees and other offering expenses. The 15,229,358 pre-funded warrants are immediately exercisable at $0.0001 per share and do not expire. During the nine months ended June 30, 2026, 8,183,358 of the pre-funded warrants were exercised for net proceeds of $818. At June 30, 2026, 7,046,000 of the pre-funded warrants remain outstanding. The 16,513,762 warrants have an exercise price of $1.09 and are exercisable for five years after stockholder approval, which was effective on February 18, 2026. The estimated fair value of the 16,513,762 warrants issued to the investors was approximately $13,196,000. On May 6, 2026, all of the warrants were repriced to $0.90 per share and warrants to purchase 816,738 shares were exercised in connection with the warrant inducement transaction and warrants to purchase 15,697,024 remain outstanding. The estimated fair value of the repriced warrants issued to the investors as of May 6, 2026 was approximately $11,136,000.

In December 2025, we paid the placement agent a fee of 7.0% of the gross proceeds and expenses of $135,000. Additionally, we issued to the placement agent warrants to purchase 1,155,963 shares of common stock at an exercise price of $1.3625 per share. The warrants are exercisable commencing on stockholder approval, which was effective on February 18, 2026, and expire on December 8, 2030. We also paid an additional 7.0% cash fee to a prior placement agent and issued warrants to purchase up to 660,550 shares of common stock at an exercise price of $1.199 per share. The placement agent warrants are exercisable commencing on stockholder approval and expire on December 8, 2030. The estimated fair value of the placement agent warrants was approximately $1,401,000.

May 2026 Warrant Inducement Transaction

On May 5, 2026, we entered into an agreement with the holder of certain existing warrants to purchase 12,777,778 shares of common stock at $0.90 per share, which consists of all of the 6,818,182 warrants issued in July 2025, all of the 5,142,858 warrants issued in September 2025, and 816,738 warrants issued in December 2025, each with an exercise price of $1.09 per share. Exercise of the warrants for cash is subject to a beneficial ownership limitation of 9.99%. If the beneficial ownership limitation applies, the issuance of the shares of common stock are held in abeyance until compliance with the beneficial ownership limitation.

As an inducement to the holder for exercising the 12,777,778 warrants in cash at a reduced exercise price of $0.90 per share, we issued to the holder new five-year warrants to purchase 25,555,556 shares at $0.90 per share. Net proceeds were $9,730,000, after deducting placement agent fees and expenses of $1,770,000. The incremental fair value of the modified warrants totaled approximately $1,109,000. The estimated fair value of the 25,555,556 warrants issued to the investors was approximately $17,233,000. The combined fair value of $18,342,000 was recognized as an equity issuance cost within additional paid-in capital with no impact on total stockholders’ equity.

We paid the placement agent a fee of 7.0% of the gross proceeds and expenses of $85,000. Additionally, we issued placement agent warrants to purchase 894,444 shares at $1.125 per share. We also paid an additional 7.0% cash fee to a prior placement agent and issued warrants to purchase 511,111 shares at $1.199 per share. The placement agent warrants are exercisable commencing on June 18, 2026, and expire on June 18, 2031. The estimated fair value of the placement agent warrants was approximately $903,000.

Stock Plans

Under the Citius Oncology 2023 Omnibus Stock Incentive Plan, adopted on April 29, 2023, we reserved 15,000,000 common shares for issuance. On August 2, 2024, we reserved 15,000,000 common shares for issuance under the Citius Oncology 2024 Omnibus Stock Incentive Plan (the “2024 Plan”). We amended the 2024 Plan on October 27, 2025 to reserve an additional 15,000,000 shares of common stock for an aggregate of 30,000,000 shares of common stock. The stock plans provide incentives to employees, directors, and consultants through grants of options, SARs, dividend equivalent rights, restricted stock, restricted stock units, or other rights.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. Volatility is estimated using the trading activity of Citius Pharma common stock until such time as we have sufficient history. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The expected term of stock options granted to employees and directors, all of which qualify as “plain vanilla,” is based on the average of the contractual term (generally 10 years) and the vesting period. For non-employee options, the expected term is the contractual term.

A summary of option activity under the stock plans is presented below:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at September 30, 2025	18,100,000	$1.83	8.21 years	$5,386,000
Granted	-	-
Forfeited	-	-
Outstanding at June 30, 2026	18,100,000	$1.83	7.27 years	$-
Exercisable at June 30, 2026	11,316,667	$1.90	7.03 years	$-

Stock-based compensation expense for stock options for the three months ended June 30, 2026 and 2025 was $1,858,443 and $2,125,237, respectively. Stock-based compensation expense for stock options for the nine months ended June 30, 2026 and 2025 was $5,968,921 and $6,022,287, respectively.

At June 30, 2026, unrecognized total compensation cost related to unvested awards under our stock option plans of $1,726,594 is expected to be recognized over a weighted average period of 1.42 years.

Restricted Stock Units

On September 19, 2025, the Board of Directors granted restricted stock units of 11,600,000 shares of common stock to employees and directors. The restricted stock units vest on September 19, 2028. The fair value of the common stock on the date of grant was $20,300,000 ($1.75 per share). On March 24, 2026, the Board of Directors granted restricted stock units of an aggregate 350,000 shares of common stock to an employee and a consultant. The restricted stock units vest on March 24, 2029. The fair value of the common stock on the date of grant was $203,000 ($0.58 per share).

Stock-based compensation expense for restricted stock units for the three months ended June 30, 2026 was $1,702,348. Stock-based compensation expense for restricted stock units for the nine months ended June 30, 2026 was $5,074,630.

At June 30, 2026, unrecognized total compensation cost related to unvested restricted stock units of $15,224,629 is expected to be recognized over a weighted average period of 2.23 years.

Warrants

We have reserved 53,947,473 shares of common stock for the exercise of outstanding warrants. The following table summarizes the warrants outstanding at June 30, 2026:

	Exercise Price	Number	Expiration Dates
July 2025 Offering Agent	$1.65	272,727	July 17, 2030
July 2025 Prior Offering Agent	$1.65	477,273	July 17, 2030
September 2025 Offering Agent	$1.92	205,714	March 10, 2031
September 2025 Prior Offering Agent	$2.1875	360,000	March 10, 2031
December 2025 Offering Investors	$0.0001	7,046,000	None
December 2025 Offering Investors	$0.90	15,697,024	January 20, 2031
December 2025 Placement Offering Agent	$1.3625	1,155,963	December 8, 2030
December 2025 Prior Offering Agent	$1.199	660,550	December 8, 2030
May 2026 Loan Agreement Lenders	$0.90	1,111,111	May 22, 2031
May 2026 Warrant Inducement Investor	$0.90	25,555,556	May 22, 2031
May 2026 Warrant Placement Offering Agent	$1.125	894,444	June 18, 2031
May 2026 Warrant Placement Prior Offering Agent	$1.199	511,111	June 18,2031
		53,947,473

At June 30, 2026, the weighted average remaining life of the outstanding warrants was estimated at 4.23 years and all warrants are exercisable. At June 30, 2026 the aggregate intrinsic value of the warrants outstanding was $4,579,195.

Common Stock Reserved

A summary of common stock reserved for future issuances by the Company as of June 30, 2026 is as follows:

Stock plan options outstanding	18,100,000
Restricted stock unit awards	11,950,000
Stock plan shares available for future grants	14,950,000
Warrants outstanding	53,947,473
Total	98,947,473

10. COMMERCIAL MANUFACTURING CONTRACTS

The Company had previously entered into an agreement with a contract manufacturing organization, (“CMO”) for the manufacture and supply of bulk drug substance, (“BDS”) with the agreement continuing through calendar year 2026. The agreement was terminated effective February 2026 by the CMO due to the breach of payment obligations by the Company. Termination fees associated with this are approximately $20.1 million consisting of $17.1 million of charges associated with manufacturing which was previously committed in 2025 and 2026 but not produced, as well as $1.2 million of un-invoiced but incurred charges related to previous manufactured batches and $1.8 million of interest and other charges. These fees are included in general and administrative expenses for the nine months ended June 30, 2026. Separately, in March 2026 the CMO gave notice that it made a decision to terminate all production at the current site related to microbial manufacturing and decommission the associated manufacturing lines. In March 2026 and in connection with the notice of termination from the CMO, we recorded a contract cancellation fee of $19,733,307 net of invoices already included in accounts payable.

In June 2026, the Company entered into a letter of intent with a new CMO for the purposes of supplying BDS and expects to enter into a master services agreement. At this time, based on stock on hand and availability of alternate suppliers, we anticipate no interruption in commercial supply for the foreseeable future.

As of June 30, 2026, the Company also has commercial supply agreements with two other vendors for the completion and packaging of finished drug products. Minimum purchase commitments under these two agreements amount to approximately $4.0 million consisting of purchase commitment obligations of $2.2 million in calendar year 2026 and $1.8 million in calendar year 2027.

11. RELATED PARTY TRANSACTIONS

Our officers and directors also serve as officers of Citius Pharma. As of June 30, 2026, the Company does not have any employees. The Company and Citius Pharma entered into the A&R Shared Services Agreement and under the terms of the agreement, Citius Pharma provides management and scientific services to us.

During the three months ended June 30, 2026, Citius Pharma charged us $999,319 for reimbursement of general and administrative payroll, $256,231 for reimbursement of research and development payroll, and $27,939 for the use of shared office space. During the three months ended June 30, 2025, Citius Pharma charged us $567,937 for reimbursement of general and administrative payroll, $480,000 for reimbursement of research and development payroll, and $27,939 for the use of shared office space.

During the nine months ended June 30, 2026, Citius Pharma charged us $2,065,193 for reimbursement of general and administrative payroll, $1,205,231 for reimbursement of research and development payroll, and $83,817 for the use of shared office space. During the nine months ended June 30, 2025, Citius Pharma charged us $1,703,811 for reimbursement of general and administrative payroll, $1,440,000 for reimbursement of research and development payroll, and $86,246 for the use of shared office space.

Through March 31, 2026, we had limited cash, therefore most of our expenditures were paid by Citius Pharma and reflected in the due to related party account.

Citius Pharma advanced cash to us for a non-interest bearing, unsecured promissory note, dated August 16, 2024, in the principal amount of $3,800,111, which was subsequently amended. As amended, the note was repayable in full upon a financing of at least $50 million by us. On May 4, 2026, the Company and Citius Pharma, entered into another amendment to the note in connection with the loan agreement (see Note 8), such that the note is payable 91 days after the debt under the loan agreement has been paid and the loan agreement has been terminated, prohibits prepayment of the note in cash, and adds a conversion feature allowing Citius Pharma, subject to the Company’s approval, to convert all or a portion of the outstanding principal into shares of common stock at a conversion price equal to $0.90 per share.

12. GAIN ON SALE OF NEW JERSEY NET OPERATING LOSSES

We recognized a gain of $1,762,000 for the nine months ended June 30, 2026, in connection with the sale of certain New Jersey income tax net operating losses to a third party under the New Jersey Technology Business Tax Certificate Transfer Program.

13. NASDAQ LISTING

On April 22, 2026, we received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) indicating that we were not in compliance with Nasdaq Listing Rule 5550(a)(2) because the minimum bid price of our common stock on the Nasdaq Capital Market closed below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 19, 2026, to regain compliance with the Bid Price Rule.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations for the three and nine months ended June 30, 2026 and 2025 should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Report and in conjunction with the audited financial statements of Citius Oncology, Inc. included in our Annual Report on Form 10-K for the year ended September 30, 2025, filed with the SEC on December 23, 2025. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors. We caution that assumptions, expectations, projections, intentions, or beliefs about future events may, and often do, vary from actual results and the differences can be material. Please see “Cautionary Note Regarding Forward-Looking Statements” on page iii of this Report.

Business

Citius Oncology is a specialty biopharmaceutical company focused on developing and commercializing innovative targeted oncology therapies. We have developed E7777 (denileukin diftitox), an approved oncology immunotherapy for the treatment of cutaneous T-cell lymphoma (“CTCL”), a rare form of non-Hodgkin lymphoma. We have obtained the trade name of LYMPHIR for E7777 and revenue commenced in December 2025 upon the commercial launch of LYMPHIR.

We were incorporated in the Cayman Islands on March 1, 2021, for the purpose of effecting a business combination with one or more businesses. In August 2024, we reincorporated in Delaware and completed the Merger whereby we acquired SpinCo as a wholly owned subsidiary and changed our name to Citius Oncology, Inc. SpinCo began operations in April 2022.

Since inception, we have devoted substantially all of our efforts to business planning, research and development, recruiting management and technical staff and commercially launching LYMPHIR. We are subject to a number of risks common to companies in the pharmaceutical industry including, but not limited to, our ability to obtain additional financing, risks related to the development by us or our competitors of research and development stage products, market acceptance of our approved products, competition from larger companies, dependence on key personnel, dependence on key suppliers and strategic partners, and our compliance with governmental and other regulations.

License Agreement with Eisai

In September 2021, Citius Pharma entered into an asset purchase agreement with Dr. Reddy’s and a license agreement with Eisai to acquire an exclusive license of E7777 (denileukin diftitox), an oncology immunotherapy for the treatment of CTCL, a rare form of non-Hodgkin lymphoma. Citius Pharma renamed E7777 as I/ONTAK and also obtained the trade name LYMPHIRTM for the product. Citius Pharma assigned these agreements to us effective April 1, 2022. Denileukin diftitox is referred to in this report as E7777, I/ONTAK or LYMPHIR, depending on the period of time and context that is being discussed.

Under the terms of these agreements, Citius Pharma acquired Dr. Reddy’s exclusive license of E7777 from Eisai and other related assets owned by Dr. Reddy’s which are now owned by us. The exclusive license includes rights to develop and commercialize E7777 in all markets except for Japan and certain parts of Asia. Eisai retains exclusive development and marketing rights for the agent in Japan, China, Korea, Taiwan, Hong Kong, Macau, Indonesia, Thailand, Malaysia, Brunei, Singapore, India, Pakistan, Sri Lanka, Philippines, Vietnam, Myanmar, Cambodia, Laos, Afghanistan, Bangladesh, Bhutan, Nepal, Mongolia, and Papua New Guinea. Citius Pharma paid Dr. Reddy’s a $40 million upfront payment, which represents the acquisition date fair value of the in-process research and development acquired from Dr. Reddy’s. Dr. Reddy’s is entitled to up to $40 million in development milestone payments related to CTCL approvals in the U.S. and other markets, up to $70 million in development milestones for additional indications, as well as commercial milestone payments and low double-digit tiered royalties on net product sales (within a range of 10% to 15%), and up to $300 million for commercial sales milestones. We also must pay on a fiscal quarter basis tiered royalties equal to low double-digit percentages of net product sales (within a range of 10% to 15%). The royalties will end on the earlier of (i) the 15-year anniversary of the first commercial sale of the latest indication that received regulatory approval in the applicable country and (ii) the date on which a biosimilar product results in the reduction of net sales in the applicable product by 50% in two consecutive quarters, as compared to the four quarters prior to the first commercial sale of the biosimilar product. We will also pay Dr. Reddy’s an amount equal to a low-thirties percentage of any sublicense upfront consideration or milestone payments (or the like) received by us and the greater of (i) a low-thirties percentage of any sublicensee sales-based royalties or (ii) a mid-single digit percentage of such licensee’s net sales. Citius Pharma is a guarantor of our payment obligations under these agreements.

At the time of the FDA approval for LYMPHIR, a $27.5 million milestone payment became payable to Dr. Reddy’s under the terms of the asset purchase agreement for which a balance of $15.65 million remains due as of June 30, 2026. Dr. Reddy’s agreed to a partial deferral without penalty of this milestone payment.

Under the license agreement, Eisai was due a $5.9 million milestone payment upon FDA approval, and additional commercial milestone payments related to the achievement of net product sales thresholds and an aggregate of up to $22 million related to the achievement of net product sales thresholds. We were also required to reimburse Eisai for up to $2.65 million of its costs to complete the Phase 3 pivotal clinical trial for LYMPHIR for the CTCL indication and reimburse Eisai for all reasonable costs associated with the preparation of a BLA for LYMPHIR. Eisai was responsible for completing the CTCL clinical trial, and CMC activities through the filing of the BLA for LYMPHIR with the FDA. We are responsible for development costs associated with potential additional indications.

On March 28, 2025, Citius Oncology and Eisai entered into a letter agreement that amended the license agreement to provide for a payment schedule to Eisai for the milestone payment and certain unpaid invoices. We agreed to pay Eisai $2,535,318 on July 15, 2025, $2,350,000 on the 15th of each of the subsequent four months, and make a final payment of $2,197,892 on or before December 15, 2025, in each case with interest on each obligation from its original due date through the date of payment at the rate of 2% per annum. During the nine months ended June 30, 2026, we recorded $112,270 in interest expense under the agreement. The parties released each other from any and all claims, losses, damages, costs and expenses that arise from or related to our failure to pay the milestone payment or the other incurred costs under the license agreement except for any claims arising out of a breach of the letter agreement. All other terms of the license agreement remain in full force and effect. On December 15, 2025, we paid Eisai the balance of the outstanding milestone approval fee and accumulated interest on the license fee. At June 30, 2026, we owe Eisai approximately $6.3 million for certain other unpaid invoices.

The term of the license agreement will continue until the 10-year anniversary of the first commercial sale on a country-by-country basis. The first commercial sale in the United States occurred in December 2025. The term of the license may be extended for additional 10-year periods for all countries in the territory by notifying Eisai and paying an extension fee equal to $10 million. Either party may terminate the license agreement upon written notice if the other party is in material breach of the agreement, subject to cure within the designated time periods. Either party also may terminate the license agreement immediately upon written notice if the other party files for bankruptcy or takes related actions or is unable to pay its debts as they become due. Additionally, either party will have the right to terminate the agreement if the other party directly or indirectly challenges the patentability, enforceability or validity of any licensed patent.

Under the purchase agreement with Dr. Reddy’s, we are required to (i) use commercially reasonable efforts to make commercially available products in the CTCL indication, peripheral T-cell lymphoma indication and immuno-oncology indication, (ii) initiate two investigator initiated immuno-oncology trials (both of which have been initiated), (iii) use commercially reasonable efforts to achieve each of the approval milestones, and (iv) complete each specified immuno-oncology investigator trial on or before the four-year anniversary of the effective date of the definitive agreement. Additionally, we are required to commercially launch a product in a territory within six months of receiving regulatory approval for such product in each such jurisdiction; though approved in August 2024, Dr. Reddy’s waived the six-month requirement and the launch of LYMPHIR in December 2025 satisfied this requirement in the U.S.

Recent Events

Commercial Launch Activities

On March 31, 2026, we provided an update on the U.S. commercial launch of LYMPHIR, highlighting continued adoption across leading oncology centers, broad payer coverage progress, and advancing investigator-led clinical studies. We expect continued expansion in prescribing activity, together with further clinical validation through ongoing investigator-led studies. These trends support LYMPHIR’s potential not only for continued integration in the CTCL treatment landscape, but also its potential as a part of a combination immunotherapy regimen in other cancers.

Key Early Launch Metrics:

●	Growth in orders from target institutions since launch, with initial accounts placing repeat orders;

●	Strong institutional uptake, with 83% of target accounts having added or actively progressing LYMPHIR through formulary review;

●	Broad and expanding market access with 135 health plans representing 80% of covered lives, secured and reimbursement systems established;

●	No reported reimbursement denials or prior authorization barriers;

●	Increasing demand for product education;

●	Initial penetration into community infusion centers underway with patients beginning to transition from larger cancer centers;

●	Commercial buildout proceeding, with field team onboarding and expansion in progress with our contracted sales organization; and

●	Commercial supply remains well positioned to support anticipated U.S. demand, and international expansion.

On April 29, 2026, we announced the initial shipment of LYMPHIR to Europe through a regional distribution partner, marking an important milestone in expanding access to the therapy for patients outside the US. LYMPHIR will be made available to eligible patients through Named Patient Programs in accordance with local regulations in each country. The initiation of European distribution represents a strategic step in our effort to extend access to LYMPHIR.

On July 21, 2026 and through our exclusive commercialization partner EVERSANA, we announced the expansion of our commercial organization to include 21 additional commercial field-based professionals and the addition of eight medical science liaisons dedicated to supporting complex clinical practitioner engagement and patient care. All personnel were expected to be fully onboarded and deployed nationwide by August 2026, which target date was met. The expansion of the commercial and medical teams was facilitated by our May 2026 financing and implemented by EVERSANA. EVERSANA also provides Citius Oncology with an integrated suite of operations services including medical information, pharmacovigilance, revenue cycle management, program management, data and analytics, channel management, and patient assistance.

On August 14, 2026, we provided an update on the U.S. commercial launch of LYMPHIR highlighting increased institutional availability for LYMPHIR, accelerating institutional vial orders and the expansion to a full commercial field organization.

Mid-Year Launch Metrics:

●	44 institutions have ordered LYMPHIR since its launch including; academic oncology centers, leading National Comprehensive Cancer Network (NCCN) institutions, and community infusion centers;

●	Increased the number of new ordering institutions by 80% in the quarter ended June 30, 2026 compared to the quarter ended March 31, 2026;

●	Grew the number of vials ordered by institutions from wholesalers by 31% in the quarter ended June 30, 2026, compared to the quarter ended March 31, 2026, 926 vs. 708 vials respectively;

●	383 institutional vial orders of LYMPHIR were placed in July, an increase of 25% vs. the prior quarters average;[1]

●	Expanded the commercial organization by 21 additional field-based professionals and added eight medical science liaisons, executed by the Company’s exclusive commercialization partner, EVERSANA;

●	Engaged U.S. and international CTCL key opinion leaders at the Sixth World Congress of Cutaneous Lymphomas in Montreal through scientific exchange and educational initiatives; and

●	Continued to near-universal payer coverage, with no reimbursement denials or prior authorization barriers reported to date.

[1]	Institutional vial orders are vials of LYMPHIR ordered by prescribing institutions from wholesalers. Citius Oncology recognizes revenue when LYMPHIR vails are ordered from Citius Oncology by wholesalers.

US Distribution Agreements

In 2025, the Company executed three service agreements with U.S. pharmaceutical specialty distributors who are our customers and who distribute LYMPHIR to healthcare organizations which include academic centers, community oncology practices, as well as infusion centers. The transaction price for gross product revenues under these customer specialty distributor agreements are based on the contractually stated wholesale acquisition cost (“WAC”). The transaction price is reduced for variable considerations, including product returns, chargebacks, co-payment assistance, and other gross-to-net adjustments, which are reasonably estimated by the Company and constrained to amounts that are probable not to result in a significant revenue reversal. As LYMPHIR is a newly launched product, any reasonable estimates made by the Company regarding certain gross-to-net adjustments will result from certain information, such as inventory held by distributors, market data or comparable products, until sufficient historical data becomes available.

International Distribution Agreements

On October 7, 2025, we entered into an exclusive distribution agreement with Integris Pharma S.A., headquartered in Athens, Greece to make LYMPHIR available to eligible patients through country-specific Named Patient Programs (NPPs). The partnership covers Greece, Cyprus, Malta, Bulgaria, Romania, Croatia, Serbia, Albania, Bosnia Herzegovina, Kosovo, Montenegro and North Macedonia. NPPs are formally recognized pathways designed to give patients earlier access to promising new medicines in advance of full marketing authorization and commercial availability in markets outside the US. Under these programs, a treating physician may request a therapy for an individual patient when no adequate approved alternatives exist. In doing so, NPPs bridge a critical gap between the completion of clinical trials in each region and broad market introduction, ensuring that patients with serious illnesses are not left waiting for life-extending innovations. These programs provide access, where permitted by local law, and do not constitute commercial approval of LYMPHIR outside the U.S.

On December 4, 2025, we announced an exclusive distribution agreement with Er-Kim İlaç Sanayi ve Ticaret A.Ş. (“Er-Kim”), a leading pharmaceutical distributor based in Turkey, for LYMPHIR. Under the agreement, Er-Kim will be the exclusive distributor of LYMPHIR in Turkey and key Gulf Cooperation Council (GCC) countries, including Bahrain, Qatar, Oman, Kuwait, Saudi Arabia, and the United Arab Emirates.

On February 11, 2026, we announced an exclusive distribution agreement with Uniphar (“Uniphar”), a leading international healthcare services company, to support access to LYMPHIR. Under the agreement, Uniphar will serve as our exclusive distribution partner in designated international territories in Western and Eastern Europe. We will supply finished product and provide ongoing support in accordance with the agreement. LYMPHIR is not approved for commercial use outside the U.S. and will be provided solely through country-specific managed access programs, which do not constitute marketing authorization or a commercial launch.

Investigator Initiated Trials

On March 4, 2026, we announced positive topline safety and efficacy results from an investigator-initiated Phase 1 trial evaluating LYMPHIR administered prior to commercial CD19 directed CAR T therapy in patients with high risk relapsed or refractory diffuse large B cell lymphoma (DLBCL).

On March 10, 2026, we announced positive topline results from a completed investigator-initiated Phase 1 clinical trial conducted by University of Pittsburgh investigators. This study evaluated the direct T-regulatory (Treg) cell depletion activity of LYMPHIR in combination with the PD-1 immune checkpoint inhibitor pembrolizumab (KEYTRUDA®) in patients with recurrent or refractory gynecologic cancers, including ovarian and endometrial malignancies.

Discussions are ongoing regarding next-stage development with respect to both investigator-initiated trials.

RESULTS OF OPERATIONS

Three months ended June 30, 2026 compared with the Three months ended June 30, 2025

	Three Months Ended June 30, 2026	Three Months Ended June 30, 2025

Revenue	$1,493,788	$—
Cost of revenues	(491,843)	—
Gross profit	1,001,945	—

Operating expenses:
Research and development	218,496	938,277
Amortization of in-process research and development	1,720,312	—
General and administrative	4,219,163	1,881,447
Stock-based compensation – general and administrative	3,560,791	2,125,237
Total operating expenses	9,718,762	4,944,961
Operating loss	(8,716,817)	(4,944,961)
Interest income	96,848	—
Amortization of deferred financing costs	(179,492)	—
Interest expense	(231,732)	(160,755)
Loss before income taxes	(9,031,193)	(5,105,716)
Income tax expense (benefit)	(107,347)	264,240
Net loss	$(8,923,846)	$(5,369,956)

Revenues

Product revenues for the three months ended June 30, 2026 were $1,493,788, as we began commercial distribution of LYMPHIR in December 2025. Gross profit on product revenues for the three months ended June 30, 2026 was approximately 67%.

We believe that revenues will increase in the future as LYMPHIR gains market acceptance and have already seen initial accounts placing repeat orders, and on April 29, 2026, we announced our initial shipment to Europe.

Research and Development Expenses

For the three months ended June 30, 2026, research and development expenses were $218,496, as compared to $938,277 for the three months ended June 30, 2025. The decrease of $719,781 was primarily related to lower regulatory expenses recognized in the three months ended June 30, 2026, related to a refund of FDA PDUFA fees as well as a lower allocation of internal expense as both investigator-initiated trials have been completed.

Amortization of in-process research and development

Amortization of in-process research and development commenced upon revenue generation in December 2025. For the three months ended June 30, 2026, amortization was $1,720,312. In-process research and development is being amortized on a straight-line basis over the remaining FDA product exclusivity period, which ends in August 2036.

General and Administrative Expenses

For the three months ended June 30, 2026, general and administrative expenses were $4,219,163, as compared to $1,881,447 for the three months ended June 30, 2025. The increase of $2,337,716 was primarily related to the expansion of our commercial organization to support the continued launch effort of LYMPHIR.

Stock-based Compensation Expense

For the three months ended June 30, 2026, stock-based compensation expense was $3,560,791, as compared to $2,125,237 for the three months ended June 30, 2025. The increase of $1,435,554 in stock-based compensation expense was primarily related to the restricted stock units granted in September 2025.

Interest Income

For the three months ended June 30, 2026, interest income was $96,848, as compared to $0 for the three months ended June 30, 2025. We have invested some of the proceeds of our recent equity offerings in a money market account.

Interest Expense

For the three months ended June 30, 2026, interest expense was $231,732, as compared to $160,755 for the three months ended June 30, 2025, primarily related to our new loan agreement.

Income Taxes

The Company recorded a deferred income tax benefit of $107,347 in the three months ended June 30, 2026 and a deferred income tax expense of $264,240 in the three months ended June 30, 2025. Deferred income tax expense or benefit is related to the difference in amortization for taxable purposes of our in-process research and development asset and the financial statement amortization.

Net Loss

For the three months ended June 30, 2026, we incurred a net loss of $8,923,846, as compared to a net loss of $5,369,956 for the three months ended June 30, 2025. The increase of $3,553,890 in the net loss was primarily due to the increase of $4,773,801 in operating expenses offset by the increase in gross profit of $1,001,945.

Nine months ended June 30, 2026 compared with the Nine months ended June 30, 2025

	Nine months Ended June 30, 2026	Nine months Ended June 30, 2025

Revenue	$7,105,197	$—
Cost of revenues	(1,609,929)	—
Gross profit	5,495,268	—

Operating expenses:
Research and development	2,316,202	5,342,198
Amortization of in-process research and development	4,014,062	—
General and administrative	30,704,141	7,446,753
Stock-based compensation – general and administrative	11,043,551	6,022,287
Total operating expenses	48,077,956	18,811,238
Operating loss	(42,582,688)	(18,811,238)
Interest income	168,857	—
Gain on sale of New Jersey net operating losses	1,762,000	—
Amortization of deferred financing costs	(179,492)	—
Interest expense	(310,604)	(160,755)
Loss before income taxes	(41,141,927)	(18,971,993)
Income tax expense (benefit)	(74,317)	792,720
Net loss	$(41,067,610)	$(19,764,713)

Revenues

Product revenues for the nine months ended June 30, 2026 were $7,105,197, as we began commercial distribution of LYMPHIR in December 2025. Gross profit on product revenues for the nine months ended June 30, 2026 was approximately 77%.

We believe that revenues will increase in the future as LYMPHIR gains market acceptance and have already seen initial accounts placing repeat orders, and on April 29, 2026, we announced our initial shipment to Europe.

Research and Development Expenses

For the nine months ended June 30, 2026, research and development expenses were $2,316,202, as compared to $5,342,198 for the nine months ended June 30, 2025. The decrease of $3,025,996 was primarily related to additional expense recognized in the nine months ended June 30, 2025 for a pre-license inspection batch of LYMPHIR and lower regulatory expenses for the refund of FDA PDUFA fees recognized in the nine months ended June 30, 2026, as well as lower internal allocation of expense as both investigator-initiated trials have been completed.

Amortization of in-process research and development

Amortization of in-process research and development commenced upon revenue generation in December 2025. For the nine months ended June 30, 2026, amortization was $4,014,062. In-process research and development is being amortized on a straight-line basis over the remaining FDA product exclusivity period, which ends in August 2036.

General and Administrative Expenses

For the nine months ended June 30, 2026, general and administrative expenses were $30,704,141, as compared to $7,446,753 for the nine months ended June 30, 2025. The increase of $23,257,388 was primarily related to a notice of termination from a contract manufacturing organization received in February 2026. In March 2026, we recorded a contract cancellation fee of $19,733,307.

Stock-based Compensation Expense

For the nine months ended June 30, 2026, stock-based compensation expense was $11,043,551, as compared to $6,022,287 for the nine months ended June 30, 2025. The increase of $5,021,264 in stock-based compensation expense was primarily related to the restricted stock units granted in September 2025.

Interest Income

For the nine months ended June 30, 2026, interest income was $168,857, as compared to $0 for the nine months ended June 30, 2025. We have invested some of the proceeds of our recent equity offerings in a money market account.

Gain on sale of New Jersey net operating losses

We recognized a gain of $1,762,000 for the nine months ended June 30, 2026, in connection with the sale of certain New Jersey income tax net operating losses to a third party under the New Jersey Technology Business Tax Certificate Transfer Program.

Interest Expense

For the nine months ended June 30, 2026, interest expense was $310,604, as compared to $160,755 for the nine months ended June 30, 2025, primarily related to our new loan agreement.

Income Taxes

The Company recorded a deferred income tax benefit of $74,317 for the nine months ended June 30, 2026 and a deferred income tax expense of $792,720 for the nine months ended June 30, 2025. Deferred income tax expense or benefit is related to the difference in amortization for taxable purposes of our in-process research and development asset and the financial statement amortization.

Net Loss

For the nine months ended June 30, 2026, we incurred a net loss of $41,067,610, as compared to a net loss of $19,764,713 for the nine months ended June 30, 2025. The increase of $21,302,897 in net loss was due to the increase of $29,266,718 in operating expenses offset by the increase in gross profit of $5,495,268, the increase in other income of $1,601,516 and the decrease in income tax expense of $867,037.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Working Capital

Citius Oncology has incurred operating losses since inception and incurred a net loss of $41,067,610 for the nine months ended June 30, 2026. At June 30, 2026, we had an accumulated deficit of $105.1 million. The Company has had limited revenue commencing in December 2025 and had historically relied on funding from Citius Pharma to finance our operations. At June 30, 2026, we had $16.6 million in cash and a negative working capital of approximately $16.1 million.

On May 5, 2026, Citius Oncology received net proceeds of approximately $9.7 million from the exercise of certain warrants.

On May 5, 2026 the Company, entered into a term loan agreement with two lenders (the “Lenders”) for up to $25.0 million (the “Loan Agreement”), with $10.0 million funded on May 6, 2026, up to $7.0 million available between October 1 and December 31, 2026, if certain net revenue and liquidity milestones are achieved (“Tranche 2”), and up to $8.0 million available between January 1 and March 31, 2027, if certain additional net revenue milestones are achieved and a loan was drawn between October 1 and December 31, 2026 (“Tranche 3”). The loans bear interest at the greater of the prime rate plus 6% or 12.75%. The loans are secured by all of the Company’s assets, subject to agreed exceptions. The maturity date of the loans is November 1, 2029.

In order to satisfy our outstanding milestone payment obligations, as well as meet minimum purchase commitments under our agreements for the manufacture and supply of our drug product, in addition to generating income from the sale of LYMPHIR, we need to obtain substantial additional financing and cannot be sure that any additional funding will be available on terms favorable to us, or at all. As of June 30, 2026, our outstanding milestone payments and purchase commitments include:

●	On March 28, 2025, we entered into a letter agreement to pay Eisai $2,535,318 on or before July 15, 2025, and $2,350,000 thereafter on the 15th of each of the next four months, and make a final payment of $2,197,892 on or before December 15, 2025, in each case with interest on each obligation from its original due date at the rate of 2% per annum. As of June 30, 2026, we have paid the milestone in full and owe a balance of approximately $6.3 million to Eisai for certain other invoices.

●	At the time of the FDA approval for LYMPHIR, a $27.5 million milestone payment became payable to Dr. Reddy’s of which a balance of $15.65 million remains due as of June 30, 2026. Dr. Reddy’s has agreed to a partial deferral without penalty of this milestone payment.

●

The Company had previously entered into an agreement with a contract manufacturing organization, (“CMO”) for the manufacture and supply of bulk drug substance, (“BDS”) with the agreement continuing through calendar year 2026. The agreement was terminated effective February 2026 by the CMO due to the breach of payment obligations by the Company. Termination fees associated with this are approximately $20.1 million consisting of $17.1 million of charges associated with manufacturing which was previously committed in 2025 and 2026 but not produced, as well as $1.2 million of un-invoiced but incurred charges related to previous manufactured batches and $1.8 million of interest and other charges. These fees are included in General and Administrative Expense for nine months ended June 30, 2026. Separately, in March 2026 the CMO gave notice that it made a decision to terminate all production at the current site related to microbial manufacturing and decommission the associated manufacturing lines. In March 2026 and in connection with the notice of termination from the CMO, we recorded a contract cancellation fee of $19,733,307 net of invoices already included in accounts payable.

In June 2026, the Company entered into a letter of intent with a new CMO for the purpose of supplying BDS and expects to enter into a master services agreement. At this time, we anticipate no interruption in commercial supply for the foreseeable future.

●	As of June 30, 2026, the Company also has commercial supply agreements with two other vendors for the completion and packaging of finished drug products. Minimum purchase commitments under these two agreements are approximately $4.0 million consisting of purchase commitment obligations of $2.2 million in calendar years 2026 and $1.8 million in 2027.

We plan to continue to partially rely on funding from Citius Pharma, to raise capital through equity and debt financings, and to generate revenue from sales of LYMPHIR. We also have retained Jefferies LLC as our exclusive financial advisor in evaluating strategic alternatives aimed at maximizing shareholder value. There is no assurance, however, that Citius Pharma will have the resources to continue partially funding us, that we will be successful in raising the needed capital and, if funding is available, that it will be available on terms acceptable to us or that we will find strategic partners or generate substantial revenue from the sale of LYMPHIR.

After giving effect to our May 2026 equity and debt financings, we expect that we and Citius Pharma collectively will have sufficient funds to continue our operations through November 2026. We will need to raise additional capital in the future to support our operations beyond November 2026. There is no assurance, however, that we will be successful in raising needed capital or that the proceeds will be received in an amount or in a timely manner to support our operations.

Investing Activities

During the nine months ended June 30, 2026, we paid the final $2,900,000 due to Eisai in connection with the LYMPHIR approval milestone and paid $4,100,000 in connection with the milestone payment due to Dr. Reddy’s. At June 30, 2026, we owe Dr. Reddy’s $15,650,000 representing the balance of the approval milestone.

Inflation

Our management believes that inflation has not had a material effect on our results of operations.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as of the date of the financial statements and the amounts of revenues and expenses recorded during the reporting periods. We base our estimates on historical experience, where applicable, and other assumptions that we believe are reasonable under the circumstances. Actual results may differ from our estimates under different assumptions or conditions.

Our critical accounting policies and use of estimates as discussed in the footnotes to the condensed consolidated financial statements included within this Form 10-Q should also be read in conjunction with, the annual consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2025, filed with the SEC on December 23, 2025.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding disclosure.

Our Chief Executive Officer (who is our principal executive officer) and Chief Financial Officer (who is our principal financial officer and principal accounting officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of June 30, 2026. In designing and evaluating disclosure controls and procedures, we recognize that any disclosure controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objective. As of June 30, 2026, based on the evaluation of these disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes In Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

None.

Item 1A. Risk Factors.

There have been no material changes to the Company’s risk factors as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed with the SEC on December 23, 2025, except as set forth below.

Our substantial indebtedness and debt service obligations could adversely affect our financial condition and our ability to fulfill our obligations under the Loan Agreement.

We have incurred significant indebtedness under the Loan Agreement, which features a tiered tranche structure with a floating interest rate subject to a floor of 12.75% per annum. During the interest-only period, we will not reduce the outstanding principal balance of the loan, and upon expiration of such period, we will be required to make amortizing payments of principal and interest. In addition, we are obligated to make a final payment of $1,062,500 at maturity, which creates a balloon-type obligation that we may be unable to satisfy from available cash flows or other sources. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings or other sources of capital will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we are unable to generate sufficient cash flow to service our debt and meet our other obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital expenditures, or seek additional equity capital, any of which could have a material adverse effect on our business, financial condition, and results of operations.

Additional funding tranches under the Loan Agreement are conditioned upon the achievement of specified milestones, and there can be no assurance that such milestones will be achieved.

The availability of Tranche 2 and Tranche 3 under the Loan Agreement is conditioned upon our achievement of specified net revenue and liquidity milestones. If we fail to achieve the required milestones within the applicable time periods, Tranche 2 and/or Tranche 3 will not become available to us, and we will not have access to the additional committed capital contemplated by the Loan Agreement.

Our failure to access these additional tranches could significantly impair our ability to fund ongoing operations, pursue growth initiatives, or meet our working capital requirements. In such event, we may be required to seek alternative sources of financing, which may not be available on terms acceptable to us, or at all, or we may be required to curtail our operations or delay or abandon planned expenditures. Any of these outcomes could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The Loan Agreement is secured by a lien on substantially all of our assets, including our intellectual property, and the Lenders could foreclose on such assets upon an event of default.

Our obligations under the Loan Agreement are secured by a first-priority lien on substantially all of our assets, including our intellectual property, accounts receivable, inventory, equipment, and general intangibles. If an event of default occurs and is not cured within any applicable cure period, the Lenders would have the right to foreclose on the collateral securing our obligations.

The foreclosure on, or loss of, substantially all of our assets, including our intellectual property, could result in a complete loss of our ability to operate our business and would likely render us unable to continue as a going concern. Our intellectual property, including patents, trademarks, trade secrets, and proprietary technology, constitutes a critical component of our competitive position and revenue-generating capabilities. The loss of such assets to the Lenders in a foreclosure action would have a material adverse effect on our business and could result in a total loss of stockholder value.

27

The conversion of loan principal into shares of our common stock and the exercise of Lender Warrants could result in significant dilution to our existing stockholders and may adversely affect the market price of our common stock.

Under the terms of the Loan Agreement, the Lenders have the right to convert up to $4.0 million of outstanding principal into shares of our common stock at a $1.08 per share conversion price. In addition, we have issued warrants to the Lenders equal to 10% of the portion of the loans actually funded that are exercisable at $0.90 per share. The conversion of loan principal and/or the exercise of these warrants would result in the issuance of additional shares of our common stock and would dilute the ownership interest of our existing stockholders. Such anticipated dilution could depress the market price of our common stock, even before any actual conversion or exercise occurs. Furthermore, the Lenders may sell any shares acquired upon conversion or exercise into the market, which could create downward pressure on our stock price. Any or all of these factors could materially adversely affect the market price of our common stock and the value of an investment in our securities.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

In connection with our warrant inducement offering which closed on May 6, 2026, we issued to a financial advisor warrants to purchase up to 511,111 shares of our common stock with an exercise price of $1.199 per shares and have a five-year term. The warrants were issued in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

During the quarter ended June 30, 2026, none of our directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement for the purchase or sale of our securities.

Item 6. Exhibits.

4.1	Form of Warrant issued on May 6, 2026 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed on May 6, 2026).

4.2	Form of Placement Agent Warrant issued on May 6, 2026 (incorporated by reference to Exhibit 4.2 to the Form 8-K filed on May 6, 2026).

4.3	Form of Lender Warrant issued on May 6, 2026 (incorporated by reference to Exhibit 4.3 to the Form 8-K filed on May 6, 2026).

10.1	Form of Warrant Inducement Agreement, dated as of May 5, 2026, by and between Citius Oncology, Inc. and the holder signatory thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on May 6, 2026).

10.2	Form of Warrant Amendment Agreement, dated as of May 5, 2026, by and between Citius Oncology, Inc. and the holder signatory thereto (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on May 6, 2026).

10.3	Third Amendment to Promissory Note, dated May 4, 2026, by and between Citius Oncology, Inc. and Citius Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on May 6, 2026).

10.4	Loan and Security Agreement, dated as of May 5, 2026, among the Company, Citius Sub, the Agent and the Lenders (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on May 6, 2026).

10.5	Supplement to Loan and Security Agreement, dated as of May 5, 2026, among the Company, Citius Sub, the Agent and the Lenders (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on May 6, 2026).

10.6	Subordination Agreement, dated as of May 5, 2026, among the Parent, the Agent and the Company (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on May 6, 2026).+

31.1	Certification of the Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a).*

31.2	Certification of the Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a).*

32.1	Certification of the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.*

EX-101.INS	Inline XBRL Instance Document*

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document*

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*

EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*

EX-104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

*	Filed herewith.

+	Certain portions of this exhibit that are not material and would be competitively harmful if publicly disclosed have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. Copies of the unredacted exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITIUS ONCOLOGY, INC.

Date: August 14 , 2026	By:	/s/ Leonard Mazur
Leonard Mazur
Chief Executive Officer (Principal Executive Officer)

Date: August 14, 2026	By:	/s/ Jaime Bartushak
Jaime Bartushak
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Leonard Mazur, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Citius Oncology, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 14, 2026	By:	/s/ Leonard Mazur
Leonard Mazur
Chief Executive Officer and Chairman
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jaime Bartushak, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Citius Oncology, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

August 14, 2026	By:	/s/ Jaime Bartushak
Jaime Bartushak
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER AND THE PRINCIPAL FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Citius Oncology, Inc. (the “Company”) on Form 10-Q for the quarter ended June 30, 2026 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Leonard Mazur, Chief Executive Officer and Chairman of the Company, and Jaime Bartushak, Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

August 14, 2026	By:	/s/ Leonard Mazur
Leonard Mazur
Chief Executive Officer and Chairman
(Principal Executive Officer)

	By:	/s/ Jaime Bartushak
Jaime Bartushak
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)